UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

LUMINEX CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55027E 10 2

(CUSIP Number)

August 31, 2016

Date of Event Which Requires Reporting

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55027E 10 2	Page 2 of 10

(1)	NAME OF REPORTING PERSON St. Denis J. Villere & Company, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana
Number of Shares beneficially owned by each reporting person with:	(5) SOLE VOTING POWER 3,853,643
(6) SHARED VOTING POWER 4,015,166
(7) SOLE DISPOSITIVE POWER 3,866,343
(8) SHARED DISPOSITIVE POWER 4,027,866
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,027,866 Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.25%
(12)	TYPE OF REPORTING PERSON* IA

CUSIP No. 55027E 10 2	Page 3 of 10

(1)	NAME OF REPORTING PERSON George V. Young
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana
Number of Shares beneficially owned by each reporting person with:	(5) SOLE VOTING POWER 5,613
(6) SHARED VOTING POWER 4,015,166
(7) SOLE DISPOSITIVE POWER 5,613
(8) SHARED DISPOSITIVE POWER 4,033,479
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,027,866 Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.25%
(12)	TYPE OF REPORTING PERSON* IN

CUSIP No. 55027E 10 2	Page 4 of 10

(1)	NAME OF REPORTING PERSON St. Denis J. Villere II
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana
Number of Shares beneficially owned by each reporting person with:	(5) SOLE VOTING POWER 40,310
(6) SHARED VOTING POWER 4,015,166
(7) SOLE DISPOSITIVE POWER 40,310
(8) SHARED DISPOSITIVE POWER 3,906,653
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,027,866 Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.25%
(12)	TYPE OF REPORTING PERSON* IN

CUSIP No. 55027E 10 2	Page 5 of 10

(1)	NAME OF REPORTING PERSON St. Denis J. Villere III
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana
Number of Shares beneficially owned by each reporting person with:	(5) SOLE VOTING POWER 15,600
(6) SHARED VOTING POWER 4,015,166
(7) SOLE DISPOSITIVE POWER 15,600
(8) SHARED DISPOSITIVE POWER 3,881,943
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,027,866 Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.25%
(12)	TYPE OF REPORTING PERSON* IN

CUSIP No. 55027E 10 2	Page 6 of 10

(1)	NAME OF REPORTING PERSON George G. Villere
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana
Number of Shares beneficially owned by each reporting person with:	(5) SOLE VOTING POWER 100,000
(6) SHARED VOTING POWER 4,015,166
(7) SOLE DISPOSITIVE POWER 100,000
(8) SHARED DISPOSITIVE POWER 3,966,343
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,027,866 Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.25%
(12)	TYPE OF REPORTING PERSON* IN

CUSIP No. 55027E 10 2	Page 7 of 10

SCHEDULE 13G

ITEM 1.

(a)-(b) This Schedule 13G relates to shares of Common Stock (the “Shares”) of LUMINEX CORPORATION, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 12212 Technology Blvd., Austin, TX 78727.

ITEM 2.

(a) This Statement is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. St. Denis J. Villere & Company, L.L.C. (“Villere”);

2. George V. Young;

3. St. Denis J. Villere II;

4. St. Denis J. Villere III;

5. George G. Villere.

Each of the Reporting Persons is party to that certain Joint Filing Agreement. Villere is a registered investment advisor which beneficially owns Shares in various accounts under its management and control. Messrs. G. Young, S. Villere II, S. Villere III and G. Villere serve as members of Villere.

(b) The principal business office of Reporting Persons is located at 601 Poydras St., Suite 1808, New Orleans, Louisiana 70130.

(c) Villere is a Louisiana limited liability company. Messrs. Young, Villere, Villere, and Villere are citizens of the United States of America.

(d) Title of Class of Securities: Common Stock.

(e) CUSIP Number: 55027E 10 2.

ITEM 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 55027E 10 2	Page 8 of 10

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

ITEM 4.	Ownership.

(a) and (b) Amount beneficially owned and Percent of Class:

As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 4,027,866 Shares of Common Stock which equates to approximately 9.25 % of the outstanding Shares (the percentage of Shares of Common Stock owned being based upon 43,548,956 Shares outstanding at July 28, 2016 as set forth in the Issuer’s Form 10-Q for June 30, 2016). Villere has direct beneficial ownership of the Shares of Common Stock in the accounts for which it serves as the investment adviser under its investment management agreements.

Each of Messrs. Young, S. Villere II, S. Villere III and G. Villere, as members of Villere, may be deemed the beneficial owners of the 4,027,866 Shares beneficially owned by Villere, which represents approximately 9.25 % of the issued and outstanding Shares. Messrs. Young, S. Villere II, S. Villere III and G. Villere disclaim beneficial ownership of such Shares and report individual ownership as set forth in the schedules above.

(c) Power to vote or dispose.

Villere has the power to vote 4,015,166 Shares and the power to dispose of 3,866,343 Shares.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

CUSIP No. 55027E 10 2	Page 9 of 10

ITEM 8.	Identification and Classification of Members of the Group.

Villere is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and its principal business is managing a number of accounts containing securities over which Villere has voting and dispositive power. Each of Messrs. Young, S. Villere II, S. Villere III and G. Villere has a controlling interest in Villere.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2016

ST. DENIS J. VILLERE & COMPANY, L.L.C.

By:	/s/ George Young
Name:	George Young
Title:	Member

[Signature page continues on next page]

CUSIP No. 55027E 10 2	Page 10 of 10

GEORGE V. YOUNG

/s/ George Young

ST. DENIS J. VILLERE II

/s/ St. Denis J. Villere II

ST. DENIS J. VILLERE III

/s/ St. Denis J. Villere III

GEORGE G. VILLERE

/s/ George Villere